Edwards Angell Palmer & Dodge LLP
525 Okeechobee Boulevard
Suite 1600
West Palm Beach, FL  33401

September 28, 2011

VIA EDGAR

Andrew D. Mew
Accounting Branch Chief
Division of Corporation  Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0405

Dear Mr. Mew:

On behalf of our client, MediaNet Group Technologies, Inc. (the “Company”), we hereby advise you that it is the Company’s intention to respond to your September 27, 2011 letter by no later than October 26, 2011.

If the staff has any questions regarding this letter, please do not hesitate to contact me at 561-820-0212.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland